UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Fields, Debbi
   1267 East Massey Road
   Memphis, TN  38120
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/23/03
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common stock, par value $.0|-     |-   |-|-                 |   |-          |0(1)               |      |                           |
1                          |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Phantom Stock Units   |1-1     |04/23|A   |-|155.23 -   |A,D|(2)  |(2)  |Common Stock|155.23 |$33.82 |3959.05(1)(3|D  |            |
                      |        |/03  |    | |           |   |     |     |            |       |       |)           |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Represents number of shares beneficially owned immediately after the reported transaction.
(2) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan ("Plan") and are settled 100% in the Company's common stock upon the reporting person's cessation as a director of the Company.
(3) Derivative securities beneficially owned at end of year include: (i) 448.97 phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840 to $17.669; (ii) 439.26 phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070 to $24.697; (iii) 672.73 phantom stock units accrued in fiscal year 1999 ranging in stock prices from $25.33 to $36.68;
(iv) 756.99 phantom stock units acquired in fiscal year 2000 of prices ranging from $23.603 to $29.821; (v) 688.46 phantom stock units acquired in fiscal year 2001 of prices ranging from $24.85 to $27.98; (vi) 631.13 phantom stock units acquired in fiscal year 2002 of prices ranging from $28.00 to $37.38; and (vii) 150.69 phantom stock units acquired in fiscal year 2003 of prices ranging from $33.82 to $34.54, all such phantom stock units are to be settled 100% in the Company's common stock upon cessation as a director.
SIGNATURE OF REPORTING PERSON
Joseph J. Kadow, Attorney-in-Fact
DATE
04/23/03